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                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-43686

                         American Spectrum Realty, Inc.
                             1800 East Deere Avenue
                           Santa Ana, California 92705

               NOTICE OF CONSENT SOLICITATION TO LIMITED PARTNERS
                                 August 8, 2001



         Sierra Pacific Development Fund
         Sierra Pacific Development Fund II
         Sierra Pacific Development Fund III
         Sierra Pacific Institutional Properties V
         Sierra Pacific Pension Investors '84
         Nooney Income Fund Ltd., L.P.
         Nooney Income Fund Ltd. II, L.P.
         Nooney Real Property Investors-Two, L.P.


The general partners of each of the eight limited partnerships listed above, which we refer to as the limited partnerships or the funds, ask you by this notice to consent to the following:

         Proposed consolidation of your fund by American Spectrum Realty, Inc. As described in the attached Prospectus/Consent Solicitation, American Spectrum proposes a consolidation of the funds into American Spectrum. American Spectrum will issue to each of the limited partners of the funds a specified number of American Spectrum shares in exchange for their partnership interests. After the series of transactions in which the funds will be consolidated into American Spectrum, which we refer to as the consolidation, American Spectrum will own, through a subsidiary, all of the assets of the funds, and assets of CGS Real Estate Company, Inc., the majority-owned affiliates and CGS's other affiliates. This includes the portion of CGS's property management business which provides property management services to the funds and CGS and the majority-owned affiliates and CGS's other affiliates. Attached to the supplement for each fund as Appendix B is the Agreement and Plan of Merger for each fund, which describes the terms of the consolidation in detail.

         Proposed amendments. In addition, limited partners are being asked to vote on proposed amendments to their agreement of limited partnership. These amendments are needed to permit the consolidation. A copy of the proposed amendments is attached as Appendix C to each supplement accompanying this consent solicitation.

Only the limited partners of the funds holding units at the close of business on July 31, 2001 are entitled to notice of and to vote for or against the proposed consolidation.

                                        By order of Thomas N. Thurber

                                        Secretary

We invite you to vote using the enclosed consent form because it is important that your interests in your fund be represented. Please sign, date and return the enclosed consent card in the accompanying postage-paid envelope. You may also revoke your consent at any time in writing before consents from limited partners equal to more than 50% of the required vote are received by your fund.

We will mail this Prospectus/Consent Solicitation, which we refer to as the consent solicitation, to limited partners on or about August 13, 2001.